3: UNITED STATES
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
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1(a) NAME OF ISSUER (Please type or print)
DXP Enterprise, Inc
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1(b) IRS IDENT. NO.   76-0509661        (c) SEC FILE NO.  000-21513
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1(d) ADDRESS OF ISSUER              STREET
7272 Pinemont Drive
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1(d)      CITY                       STATE                  ZIP CODE
       Houston                       TX                      77040
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1(e) TELEPHONE:  AREA CODE:  713                   NUMBER:  996-4700
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
David C. Vinson
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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER
                                           Sr. Vice President Operations
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2(d) ADDRESS                        STREET
7272 Pinemont Drive
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2(d)      CITY                       STATE                  ZIP CODE
 Houston                       TX                      77040
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                              SEC USE
3(a)       (b)            ONLY    (c)     (d)       (e) (f)      (g)
Title Name and Address Broker- Number Aggregate Number   Approxi- Name
Of the of Each Broker Dealer of Market of  mate of
Class of Through Whom the File Shares Value Shares Date Each
Securities Securities are  Number or   or of Securities
To be sold to be Offered or  Other  Other Sale Exchange
 Each Market Maker  Units   Units
 Who is Acquiring  To be  Out-
 The Securities  Sold  standing
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Common Ameritrade 4,600 53,360 4,231,113  July 27, Nasdaq
            P.O. Box 2270               2005
 Omaha, NE          or after
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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10%
      stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title Date you Nature of Name of Amount Date Nature
Of the Acquired Acquisition Person of  of  of
Class  Transaction From Whom Securities Payment Payment
   Acquired Acquired
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Common 11/27/02 ESOP  DXP ESOP   4,616 N/A N/A
                  Distribution
-----------------------------------------------------------------------------------------INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller Title of  Date of Amount of Gross
 Securities Sale Securities Proceeds
 To be Sold  Sold
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REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the
Issuer of the securities to be sold which have not been publicly disclosed.

July 27, 2005                            /s/ David C. Vinson
___________________________________     ________________________________________
      (DATE OF NOTICE)                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal
Criminal Violations (See 18 U.S.C. 1001).